SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)

and
QIMONDA FINANCE LLC
3000 CentreGreen Way
Cary, North Carolina, 27513 U.S.A.
Tel: 919-677-3053
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983, and into the prospectus that forms a part of this registration statement.

SIGNATURES
Exhibit 4(ii)(B)
Exhibit 4(ii)(D)
Exhibit 5(ii)
Exhibit 99(i)
Exhibit 99(ii)

Explanatory Note
     This 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 4(ii)(B), 4(ii)(C), 4(ii)(D), 5(ii), 23(v), 99(i) and 99(ii) respectively, to our Registration Statement on Form F-3, Registration No. 333-145983.

Exhibit
No.	Description

4(ii)(B)	Form of Indenture for Qimonda Finance LLC.

4(ii)(C)	Form of Note and Guarantee. (included in Exhibit 4(ii)(D))

4(ii)(D)	Form of Supplemental Indenture for Qimonda Finance LLC.

5(ii)	Opinion of Richards, Layton & Finger, P.A.

23(v)	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5(ii))

99(i)	Form of Loan Agreement

99(ii)	Form of Assignment Agreement

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: February 12, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairmen of the Management Board

By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA FINANCE LLC
Date: February 12, 2007	By:	/s/ Miriam Martinez
Miriam Martinez
CFO